                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                        SHELLS SEAFOOD RESTAURANTS, INC.
                     -------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                     -------------------------------------
                         (Title of class of securities)

                                   822809 109
                     -------------------------------------
                                 (CUSIP number)

                            Sheldon G. Nussbaum, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 29, 1996
                     -------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the Statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
- -------------------------------------------------------------------------------
CUSIP No. 822809 109
- -------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Frederick R. Adler
- ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.    (a)  [ ]
                                                                (b)  [ ]
- ------------------------------------------------------------------------------
    3      SEC USE ONLY
- ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     PF
- ------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      1,639,326
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      None.
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      1,639,326
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      None.
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            1,639,326 shares
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                                            46.5%
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1            Security and Issuer:

                  The class of securities to which this Statement relates is common stock, par value $.01 per share (the "Common Stock"), of Shells Seafood Restaurants, Inc. (the "Company"), a Delaware corporation whose principal executive offices are located at 16313 North Dale Mabry Highway, Suite 100, Tampa, Florida 33618. The number of shares of Common Stock beneficially owned by the reporting person as indicated on the cover page includes shares of Common Stock issuable upon the exercise of (i) warrants to purchase 112,442 shares of Common Stock at an exercise price of $6.00 per share at any time up to and including April 29, 2001, (ii) warrants to purchase 75,000 shares of Common Stock at an exercise price of $3.50 per share at any time up to and including February 29, 2001,
                  (iii) warrants to purchase 100,000 shares of Common Stock at an exercise price of $3.50 per share at any time up to and including September 19, 2000, and (iv) warrants to purchase 175,000 shares of Common Stock at an exercise price of $3.15 per share at any time up to and including December 31, 1999.

Item 2(a)         Name of Person Filing:

                  See Item 1 of the cover page attached hereto

Item 2(b)         Residence or Business Address:

                  1520 South Ocean Boulevard
                  Palm Beach, FL 33480

Item 2(c)         Present Principal Occupation:

                  Frederick R. Adler currently serves as Chairman of the Board of Directors of the Company. Mr. Adler is Managing Director of Adler & Company, 1520 South Ocean Boulevard, Palm Beach, FL 33480, a venture capital management firm, and is a general partner of its related investment funds. Mr. Adler is of counsel to the law firm of Fulbright and Jaworski L.L.P., 666 Fifth Avenue, New York, New York 10103.

Item 2(d)         No Criminal Proceedings:

                  During the last five years the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e)         Other Proceedings:

                  During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, Federal or state securities laws or finding violation with respect to such laws.

Item 2(f)         Citizenship:

                  See Item 6 of the cover page attached hereto.

Item 3            Source and Amount of Funds or Other Consideration:

                  The reporting person entered into a Purchase Agreement (the "Purchase Agreement") with The MicroCap Fund, Inc. (the "Fund"), pursuant to which, the reporting person agreed to purchase and/or cause his designees to purchase from the Fund (the "Purchase"), the Fund's (i) 300,000 shares of Common Stock (of such 300,000 shares, the reporting person acted as nominee in connection with the purchase by William E. Hattaway of 10,000 shares of Common Stock), and (ii) the $500,000 principal amount promissory note issued to the Fund by the Company on December 29, 1994, bearing interest at an annual rate equal to the prime rate plus 2% and due on October 29, 1997 (18 months from the consummation of the Company's initial public offering), for an aggregate purchase price of $2,000,000, which is inclusive of the $50,000 paid by Mr. Hattaway for the purchase of the 10,000 shares purchased as his nominee (the "Purchase Price"). The reporting person (and Mr. Hattaway) utilized personal funds for payment of the Purchase Price. In addition, pursuant to the Purchase Agreement, the reporting person purchased, as nominee for an unaffiliated third party, an aggregate of 325,000 warrants.

Item 4            Purpose of Transaction

                  The Common Stock has been acquired for investment purposes.

Item 5            Interest in Securities of the Issuer

                  (a)      Amount and Percent Beneficially Owned

                  As of the date of this filing, Frederick R. Adler is the beneficial owner of 1,639,326 shares of Common Stock, representing approximately 46.5% of the outstanding shares of Common Stock. See Item 1 discussing the number of shares of Common Stock issuable upon the exercise of warrants included in the 1,639,326 shares beneficially owned by the reporting person. The reporting person is also deemed to be the beneficial owner of 662,000 shares of Common Stock owned by Food Properties, Ltd. ("Food Properties"), a Florida Limited Partnership, as a result of the reporting person's ownership interest in South Ocean Foods, Inc. ("South Ocean"), the general partner of Food Properties. The reporting person, through South Ocean, is entitled to vote and dispose of such 662,000 shares of Common Stock. The reporting person disclaims beneficial ownership of such 662,000 shares, other than with respect to the 20% interest in such shares attributable to him by reason of his ownership interest in South Ocean.

                  (b)      Power to Vote and Dispose of Shares

                           See Item 5(a) above and Items 7 - 10 on the cover page.

                  (c) Any transactions in the class of securities reported on that were effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less by the person named in response to
                           (a).

                           None.

                  (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.

                           None.

                  (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than 5 percent of the class of securities.

                           Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  None

Item 7        Material to be Filed as Exhibits

              1. Letter Agreement dated July 8, 1996, by and between the reporting person, the Company and the Fund relating to the purchase by the reporting person of certain securities owned by the Fund.

              2. Letter Agreement dated July 19, 1996, by and between William E. Hattaway and Frederick R. Adler.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    /s/  Frederick R. Adler
                                                    ---------------------------
                                                    Frederick R. Adler



Dated:  August 2, 1996

                                                                       EXHIBIT 1




                                                                    July 8, 1996



Mr. Frederick R. Adler
c/o Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York  10103

                  Re:      Shells Seafood Restaurants, Inc.

Dear Mr. Adler:

         The MicroCap Fund, Inc. (the "Fund") hereby agrees to sell to Frederick
R. Adler ("Adler") and/or designees of Adler, and Adler agrees to purchase and/or cause his designees to purchase from the Fund, the Fund's (i) 300,000 shares of common stock, par value $.01 per share (the "Common Stock") of Shells Seafood Restaurants, Inc. ("Shells"), (ii) warrants to purchase 75,000 shares of Common Stock at $3.75 at any time until December 31, 1999, (iii) warrants to purchase 75,000 of common Stock at $3.50 at any time until February 1, 2001,
(iv) warrants to purchase 175,000 shares of Common Stock at $3.15 at any time until December 31, 1999 and (v) the $500,000 principal amount promissory note issued to the Fund by Shells on December 29, 1994, bearing interest at an annual rate equal to the prime rate plus 2% and due on October 29, 1997 (18 months from the consummation of Shell's initial public offering) (collectively, the "Securities"), for an aggregate purchase price of $2,700,000 (the "Purchase Price"). The Purchase Price is to be allocated among the Securities in accordance with Schedule 1 hereto. Assuming the accuracy of the representations and warranties contained herein, the Fund and Adler agree to consummate the transfer of the Securities within 12 business days from the date of acceptance of this letter agreement by Adler.

         The Fund hereby represents and warrants that:

         (a) Authorization. The execution and delivery of this letter agreement, the consummation of the transactions contemplated hereby and the performance by the Fund of its obligations hereunder have been duly authorized by all necessary corporate action. This letter agreement has been duly executed and delivered by the Fund and constitutes the legal, valid and binding obligation of the Fund enforceable against the Fund in accordance with its terms.

Frederick R. Adler
July 8, 1996



         (b) Unencumbered Title. The Fund is the sole record and beneficial owner of each of the Securities to be transferred to Adler. None of the Securities are subject to any lien, claim, restriction or encumbrance or to any option or right (collectively, "Encumbrances") that restricts the Fund from transferring good and marketable title to any such Securities to Adler, free and clear of any Encumbrances. No consent, approval or authorization of or designation, declaration or filing with, any person, entity or governmental authority is required in connection with the valid execution and delivery of this letter agreement, or the offer or sale of the Securities, or the consummation of any other transaction contemplated hereby. Upon payment of the Purchase Price, as provided herein, Adler will acquire good and marketable title to the Securities.

         (c) No Adverse Information. The Fund represents that the sale of the Securities pursuant hereto is not prompted by any information concerning Shells which is known to the Fund that is not set forth in Shell's Registration Statement on Form S-1 (Reg No. 333-1600), as amended (the "Registration Statement"), or any subsequent report filed by Shells with the Securities and Exchange Commission ("SEC"). The Fund further represents that it is fully familiar with the business affairs of Shells, including the fact that Shells is profitable for its second quarter of the current fiscal year and expects to be profitable in each of its subsequent quarters, that the Fund has had opportunities to examine all of Shells' reports and internal papers, business plans and projections and that the Fund has had an opportunity to discuss all relevant matters with the management of Shells and the management of Shells continues to be available to the Fund.

         (d) Compliance. The execution, delivery and performance by the Fund of this letter agreement and the sale and delivery of the Securities pursuant hereto will not violate, conflict with or result in a breach of any agreement or other document or undertaking to which the Fund is a party or by which the Fund is bound, or violate any law, regulation, order, writ, injunction or decree of any court or administrative or governmental body by which the Fund is bound.

         (e) No Modification. The Fund represents that the Note and Warrant Purchase Agreement, dated December 29, 1994, between Shells and those persons listed on Exhibit A thereto, the Amended and Restated Warrant Agreement, effective as of February 1, 1996, by and among Shells, Adler and the Fund, the Promissory Note in the initial principal amount of $500,000, dated December 29, 1994, by Shells for the benefit of the Fund, the Security Agreement, dated December 29, 1994, by and between Shells and the Fund as the collateral agent for all of the Noteholders, the Registration Rights Agreement effective as of December 29, 1994, by and between Shells, Adler and the Fund and any documents attached to any of the aforementioned documents as

Frederick R. Adler
July 8, 1996



exhibits or entered into in connection with any of the transactions contemplated by any of the aforementioned documents (collectively, the "Documents"), all relating to the rights, privileges and terms of the Securities, have not been amended (except by the Extension Agreements effective February 1, 1996 and March 30, 1996) from those copies of the documents filed with the SEC as exhibits to the Registration Statement.

         The Fund agrees to execute such stock powers, warrant and note assignment forms and other similar documents as necessary or appropriate (or reasonably requested by Adler) to effectuate the transfer of the Securities from the Fund to Adler and/or his designees. In addition, Adler agrees to execute and to cause his designees to execute such documents and certificates, including an investor representation certificate, as reasonably requested by Shells, to effectuate the transfer of the Securities from the Fund to Adler and/or his designees.

         The Fund hereby transfers to Adler (and/or his designees), effective upon payment of the Purchase Price as provided herein, any and all rights previously granted by Shells to the Fund pursuant to the Documents or otherwise (the "Rights"); and further acknowledges and agrees that, effective upon the payment of the Purchase Price as provided herein, it retains no rights granted in connection with its investment in Shells, whether as a former holder of any of the Securities or otherwise.

         Shells hereby acknowledges that the transfer of the Securities from the Fund to Adler and/or his designees is in the best interest of Shells, and as inducement to Adler to purchase the Securities, consents to the assignment of the Rights to Adler and/or his designees, whether or not such Rights are assignable pursuant to the Documents; provided, to the extent such Rights cannot be assigned as provided herein, the Company hereby grants to Adler and/or his designees each and every one of such Rights, under the same terms and conditions as were granted to the Fund, modified to the extent reasonably requested by Adler (but without expansion of any of the substantive rights granted). Shells reiterates and represents and warrants, with respect to itself, the representations and warranties set forth in paragraphs (a), (d) and (e) above, with all references therein to "the Fund" being references to Shells (other than those in paragraph (e) referring to the Fund as a party to a Document).

         This letter agreement shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be construed in accordance with the laws of said State.


                  [remainder of page intentionally left blank]

Frederick R. Adler
July 8, 1996


         Please acknowledge your agreement to the foregoing by signing below.

                                               THE MICROCAP FUND, INC.



                                        By: /s/Joseph Lucchese
                                        -------------------------------
                                               Joseph Lucchese, Vice President


AGREED AND ACCEPTED ON THIS
       DAY OF JULY 1996



/s/ Frederick R. Adler
- ---------------------------
    Frederick R. Adler



SHELLS SEAFOOD RESTAURANTS, INC.



/s/ William E. Hattaway
- ----------------------------
By:William E. Hattaway

                                                                     SCHEDULE 1



          Security                                  Allocated Purchase Price
          --------                                  ------------------------

300,000 shares of Common Stock                          $1,500,000


75,000 warrants at $3.75                                $  123,821


75,000 warrants at $3.50                                $  148,585


175,000 warrants at $3.15                               $  427,594


$500,000 note                                           $  500,000
                                                        ----------


                               TOTAL:                   $2,700,000

                                                                       EXHIBIT 2

                                                                   July 19, 1996



Mr. Frederick R. Adler
c/o Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York  10103

                  Re:      Shells Seafood Restaurants, Inc.
                           --------------------------------


Dear Mr. Adler:

         This letter hereby confirms our agreement that you will be acting as my nominee in connection with the purchase for my account of 10,000 shares (the "Shares") of Common Stock, $.01 par value per share (the "Common Stock") of Shells Seafood Restaurants, Inc. ("Shells") from The MicroCap Fund, Inc. (the "Fund"). The Shares are part of the 300,000 shares of Common Stock, that you are purchasing from the Fund pursuant to the letter agreement dated July 8, 1996. You hereby agree that you will instruct the transfer agent to register such shares in my name.

         Enclosed is a check in the amount of $50,000 (10,000 shares at $5.00 per share) for the purchase price of the Shares.


         Please acknowledge your agreement to the foregoing by signing below.



                                        By: /s/ William E. Hattaway
                                        -------------------------------
                                                William E. Hattaway


AGREED AND ACCEPTED ON THIS
       DAY OF JULY 1996



/s/ Frederick R. Adler
- ---------------------------
    Frederick R. Adler




                                      -13-